Exhibit 99.1

LIZHI INC. Reports Third Quarter 2023 Unaudited Financial Results

GUANGZHOU, China, Nov. 29, 2023 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial and Operational Highlights

●	Net revenues were RMB425.1 million (US$58.3 million) in the third quarter of 2023, compared with RMB565.2 million in the third quarter of 2022.

●	Average total mobile MAUs[1] in the third quarter of 2023 was 42.1 million, compared with 49.7 million in the third quarter of 2022.

●	Average total monthly paying users[2] in the third quarter of 2023 was 402.6 thousand, compared with 476.7 thousand in the third quarter of 2022.

Mr. Jinnan (Marco) Lai, Founder and CEO of LIZHI, commented, “In the third quarter of 2023, we continued to develop our ecosystem with innovative product features and diverse content offerings by leveraging our accumulated in-house suite of technologies. Amid the challenging and fast-evolving macro environment, we maintained our focus on integrating advanced technologies and fostering a healthy and sustained business ecosystem while promoting innovation across our domestic business and effectively executing our global expansion strategy.”

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, stated, “Our net revenues in the third quarter of 2023 were RMB425.1 million. Despite the complex backdrop and market uncertainties that persisted, we remained steadfast in strengthening our core competitiveness through technological innovation during the quarter. Moving forward, we remain committed to further enhancing organizational efficiency, developing globalization capability, and enhancing overall agility, positioning us to deliver enduring value to our stakeholders.”

1 Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

2 Refers to the average monthly number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

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Third quarter 2023 Unaudited Financial Results

Net revenues were RMB425.1 million (US$58.3 million) in the third quarter of 2023, compared with RMB565.2 million in the third quarter of 2022, primarily due to the decline in average paying users and user spending on our audio entertainment products.

Cost of revenues was RMB317.3 million (US$43.5 million) in the third quarter of 2023, compared with RMB376.2 million in the third quarter of 2022, mainly attributable to (i) the decreased revenue sharing fees, (ii) the decreased share-based compensation expenses, (iii) the decreased payment handling costs, and (iv) the decreased other miscellaneous costs.

Gross profit was RMB107.8 million (US$14.8 million) in the third quarter of 2023, compared with RMB189.1 million in the third quarter of 2022.

Non-GAAP gross profit3 was RMB107.9 million (US$14.8 million) in the third quarter of 2023, compared with RMB190.8 million in the third quarter of 2022.

Gross margin in the third quarter of 2023 was 25%, compared with 33% in the third quarter of 2022, mainly due to an increase in the revenue sharing percentage resulting from the adjustment in revenue sharing policies in the third quarter of 2023.

Non-GAAP gross margin in the third quarter of 2023 was 25%, compared with 34% in the third quarter of 2022.

Operating expenses were RMB167.9 million (US$23.0 million) in the third quarter of 2023, compared with RMB176.6 million in the third quarter of 2022.

Research and development expenses were RMB83.8 million (US$11.5 million) in the third quarter of 2023, representing a 7% increase from RMB78.3 million in the third quarter of 2022, primarily due to the increased salary and welfare benefits expenses related to increased severance pay to optimize the efficiency of the research and development employees, and partially offset by the decreased expenses related to research and development services provided by third parties.

Selling and marketing expenses were RMB59.1 million (US$8.1 million) in the third quarter of 2023, compared with RMB71.2 million in the third quarter of 2022, primarily attributable to decreased branding and marketing expenses. The Company will monitor its discretionary advertising and promotion expenses and adjust accordingly depending on market conditions.

General and administrative expenses were RMB25.1 million (US$3.4 million) in the third quarter of 2023, compared with RMB27.1 million in the third quarter of 2022, mainly driven by decreased professional service fees provided by third parties, provision for litigation contingencies, and other miscellaneous expenses.

Operating loss was RMB60.1 million (US$8.2 million) in the third quarter of 2023, compared to operating income of RMB12.5 million in the third quarter of 2022.

Non-GAAP operating loss4 was RMB55.0 million (US$7.5 million) in the third quarter of 2023, compared to non-GAAP operating income of RMB20.2 million in the third quarter of 2022.

3 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB0.1 million (US$0.0 million) and RMB1.7 million in the third quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

4 Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. This adjustment amounted to RMB5.1 million (US$0.7 million) and RMB7.7 million in the third quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

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Other expenses were RMB5.9 million (US$0.8 million) in the third quarter of 2023, compared to other income of RMB1.7 million in the third quarter of 2022, mainly attributable to the remuneration fees to the depositary bank in relation to the ratio change of ADS5 on September 20, 2023.

Net loss was RMB62.0 million (US$8.5 million) in the third quarter of 2023, compared to net income of RMB19.8 million in the third quarter of 2022.

Non-GAAP net loss was RMB56.9 million (US$7.8 million) in the third quarter of 2023, compared to non-GAAP net income of RMB27.5 million in the third quarter of 2022.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB59.9 million (US$8.2 million) in the third quarter of 2023, compared to net income attributable to LIZHI INC.’s ordinary shareholders of RMB19.8 million in the third quarter of 2022.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders6 was RMB54.8 million (US$7.5 million) in the third quarter of 2023, compared to non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders of RMB27.5 million in the third quarter of 2022.

Basic and diluted net loss per ADS were both RMB11.01 (US$1.51) in the third quarter of 2023, compared to basic and diluted net income of RMB3.81 and RMB3.79 per ADS in the third quarter of 2022, respectively.

Non-GAAP basic and diluted net loss per ADS7 were both RMB10.07 (US$1.38) in the third quarter of 2023, compared to non-GAAP basic and diluted net income RMB5.29 and RMB5.26 per ADS in the third quarter of 2022, respectively.

Balance Sheets

As of September 30, 2023, the Company had cash and cash equivalents and restricted cash of RMB615.8 million (US$84.4 million).

5 ADS refers to American Depositary Share. Each ADS represents two hundred Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS.

6 Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. These adjustments amounted to RMB5.1 million (US$0.7 million) and RMB7.7 million in the third quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

7 Non-GAAP basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

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Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 29, 2023 (9:00 AM Beijing/Hong Kong Time on November 30, 2023).

For participants who wish to join the call, please access the link provided below to complete the online registration 20 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:      https://register.vevent.com/register/BI23af8f892c1b4c1ab2e8f0ed20fdbcee

Once registration is completed, please dial in 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

Additionally, a live webcast of the conference call and a replay of the webcast will be available on the Company’s investor relations website at http://ir.lizhi.fm.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

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The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 8381-8791

E-mail: ir@lizhi.fm

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

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LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	568,192	605,436	82,982
Short-term investments	111,353	-	-
Restricted cash	10,323	10,409	1,427
Accounts receivable, net	3,233	2,238	307
Prepayments and other current assets	30,391	34,471	4,725

Total current assets	723,492	652,554	89,441

Non-current assets
Property, equipment and leasehold improvement, net	26,546	17,631	2,417
Intangible assets, net	1,183	1,554	213
Right-of-use assets, net	25,116	18,430	2,526
Other non-current assets	-	10,864	1,489

Total non-current assets	52,845	48,479	6,645

TOTAL ASSETS	776,337	701,033	96,086

LIABILITIES
Current liabilities
Accounts payable	53,832	43,943	6,023
Deferred revenue	35,677	27,222	3,731
Salary and welfare payable	136,837	136,241	18,673
Taxes payable	5,421	4,616	633
Short-term loans	73,765	7,180	984
Lease liabilities due within one year	18,372	13,134	1,800
Accrued expenses and other current liabilities	47,622	41,936	5,749

Total current liabilities	371,526	274,272	37,593

Non-current liabilities
Lease liabilities	8,195	5,780	792
Other non-current liabilities	3,952	-	-

Total non-current liabilities	12,147	5,780	792

TOTAL LIABILITIES	383,673	280,052	38,385

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LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 818,962,260 shares issued and 803,607,050 shares outstanding as of December 31, 2022; 1,268,785,000 shares authorized, 838,962,260 shares issued and 827,140,610 shares outstanding as of September 30, 2023).	543	557	76
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2022 and September 30, 2023, respectively).	168	168	23
Treasury stock	(10)	(8)	(1)
Additional paid in capital	2,657,433	2,683,447	367,797
Statutory reserves	529	529	73
Accumulated deficit	(2,280,543)	(2,277,859)	(312,207)
Accumulated other comprehensive income	14,557	20,612	2,826
TOTAL LIZHI Inc.’s shareholders’ equity	392,677	427,446	58,587

Non-controlling interests	(13)	(6,465)	(886)

TOTAL SHAREHOLDERS’ EQUITY	392,664	420,981	57,701

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	776,337	701,033	96,086

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LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	562,573	590,530	423,110	57,992	1,589,613	1,642,406	225,110
Podcast, advertising and other revenues	2,655	2,327	1,992	273	8,022	6,544	897
Total net revenues	565,228	592,857	425,102	58,265	1,597,635	1,648,950	226,007
Cost of revenues (1)	(376,159)	(418,446)	(317,302)	(43,490)	(1,064,843)	(1,170,307)	(160,404)
Gross profit	189,069	174,411	107,800	14,775	532,792	478,643	65,603

Operating expenses (1)
Selling and marketing expenses	(71,167)	(67,522)	(59,098)	(8,100)	(191,932)	(185,468)	(25,421)
General and administrative expenses	(27,093)	(23,934)	(25,075)	(3,437)	(80,021)	(71,977)	(9,865)
Research and development expenses	(78,320)	(75,184)	(83,767)	(11,481)	(219,676)	(230,862)	(31,642)
Total operating expenses	(176,580)	(166,640)	(167,940)	(23,018)	(491,629)	(488,307)	(66,928)

Operating income/(loss)	12,489	7,771	(60,140)	(8,243)	41,163	(9,664)	(1,325)

Interest expense	(468)	(554)	(70)	(10)	(1,826)	(1,463)	(201)
Foreign exchange losses	(311)	(352)	(283)	(39)	(1,121)	(894)	(123)
Interest income and investment income	2,198	2,973	2,090	286	4,221	8,367	1,147
Government grants	4,178	2,005	2,290	314	10,973	7,484	1,026
Others, net	1,736	142	(5,851)	(802)	1,787	(5,441)	(746)

Income/(loss) before income taxes	19,822	11,985	(61,964)	(8,494)	55,197	(1,611)	(222)

Income tax expenses	-	(424)	(37)	(5)	(104)	(500)	(69)

Net income/(loss)	19,822	11,561	(62,001)	(8,499)	55,093	(2,111)	(291)

Net loss attributable to the non-controlling interests shareholders	1	1,646	2,116	290	4	4,795	657

Net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	19,823	13,207	(59,885)	(8,209)	55,097	2,684	366

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LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	19,822	11,561	(62,001)	(8,499)	55,093	(2,111)	(291)

Other comprehensive income/(loss):
Foreign currency translation adjustments	14,602	10,428	(1,309)	(179)	28,728	5,894	808
Total comprehensive income/(loss)	34,424	21,989	(63,310)	(8,678)	83,821	3,783	517
Comprehensive loss attributable to non-controlling interests shareholders	1	1,811	2,085	286	4	4,956	679
Comprehensive income/(loss) attributable to LIZHI INC.’s ordinary shareholders	34,425	23,800	(61,225)	(8,392)	83,825	8,739	1,196

Net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.02	0.01	(0.06)	(0.01)	0.05	0.00	0.00
—Diluted	0.02	0.01	(0.06)	(0.01)	0.05	0.00	0.00
Weighted average number of ordinary shares
—Basic	1,040,595,117	1,074,052,668	1,087,902,701	1,087,902,701	1,031,562,237	1,073,716,117	1,073,716,117
—Diluted	1,045,863,031	1,079,619,876	1,087,902,701	1,087,902,701	1,035,643,138	1,078,497,199	1,078,497,199

Net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	3.81	2.46	(11.01)	(1.51)	10.68	0.50	0.07
—Diluted	3.79	2.45	(11.01)	(1.51)	10.64	0.50	0.07
Weighted average number of ADS
—Basic	5,202,976	5,370,263	5,439,514	5,439,514	5,157,811	5,368,581	5,368,581
—Diluted	5,229,315	5,398,099	5,439,514	5,439,514	5,178,216	5,392,486	5,392,486

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LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1)        Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,728	1,219	109	15	5,545	3,076	422
Selling and marketing expenses	455	456	485	66	1,729	1,566	215
General and administrative expenses	2,157	1,912	2,019	277	7,590	7,425	1,018
Research and development expenses	3,359	2,194	2,479	340	8,713	8,963	1,228

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LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	189,069	174,411	107,800	14,775	532,792	478,643	65,603
Share-based compensation expenses	1,728	1,219	109	15	5,545	3,076	422
Non-GAAP gross profit	190,797	175,630	107,909	14,790	538,337	481,719	66,025

Operating income/(loss)	12,489	7,771	(60,140)	(8,243)	41,163	(17,435)	(1,325)
Share-based compensation expenses	7,699	5,781	5,092	698	23,577	15,249	2,883
Non-GAAP operating income/(loss)	20,188	13,552	(55,048)	(7,545)	64,740	(2,186)	1,558

Net income/(loss)	19,822	11,561	(62,001)	(8,499)	55,093	(13,672)	(291)
Share-based compensation expenses	7,699	5,781	5,092	698	23,577	15,249	2,883
Non-GAAP net income/(loss)	27,521	17,342	(56,909)	(7,801)	78,670	1,577	2,592

Net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	19,823	13,207	(59,885)	(8,209)	55,097	(10,523)	366
Share-based compensation expenses	7,699	5,781	5,092	698	23,577	15,249	2,883
Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	27,522	18,988	(54,793)	(7,511)	78,674	4,726	3,249

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.03	0.02	(0.05)	(0.01)	0.08	0.00	0.00
—Diluted	0.03	0.02	(0.05)	(0.01)	0.08	0.00	0.00
Weighted average number of ordinary shares
—Basic	1,040,595,117	1,074,052,668	1,087,902,701	1,087,902,701	1,031,562,237	1,073,716,117	1,073,716,117
—Diluted	1,045,863,031	1,079,619,876	1,087,902,701	1,087,902,701	1,035,643,138	1,078,497,199	1,078,497,199

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	5.29	3.54	(10.07)	(1.38)	15.25	0.88	0.61
—Diluted	5.26	3.52	(10.07)	(1.38)	15.19	0.88	0.60
Weighted average number of ADS
—Basic	5,202,976	5,370,263	5,439,514	5,439,514	5,157,811	5,368,581	5,368,581
—Diluted	5,229,315	5,398,099	5,439,514	5,439,514	5,178,216	5,392,486	5,392,486

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